Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (847) 576-3628

Edward J. Zander
Chairman and Chief Executive Officer
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

> **Re: Motorola, Inc.**
> **Definitive Schedule C14A**
> **Filed March 15, 2007**
> **File No. 1-07221**

Dear Mr. Zander:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation for 2006, page 13

1.   Please include in column (g) of the director compensation table the dollar value
        for any insurance premiums paid by you, or on your behalf, for life insurance for
        each director. We note your disclosure on page 15. See Item 402(k)(2)(vii)(H) of
        Regulation S-K.

What is the Process for Identifying and Evaluating Director Candidates?, page 16

2.   You state that the governance and nominating committee will consider director
        nominees recommended by your stockholders. Also describe the procedures to be
        followed by stockholders in submitting such recommendations. See Item
        407(c)(2)(iv) of Regulation S-K.

Compensation Discussion and Analysis, page 25

3.   Throughout your compensation discussion and analysis and as to each
        compensation element, please provide an analysis of how you arrived at and why
        you paid each of the particular levels and forms of compensation for the last fiscal
        year to the named executive officers. For example, on page 24 you state that "the
        value of the individual's experience, performance and specific skill set justifies
        variation" in your total direct compensation for an officer compared to a similar
        executive position in the comparator company group. You state on page 27 that
        "superior pay goes to those who earn it" and that "[b]ase salary recognizes an
        employee's role, responsibilities, skills, experience and sustained performance."
        You make similar statements throughout your compensation discussion and
        analysis. Please analyze how the committee's consideration of these factors and
        the others mentioned resulted in the amounts for each element that you paid each
        officer for the last fiscal year.

4.   We note your disclosure on page 25 regarding the expanded comparator company
        group and the other companies that comprised the data cuts from the
        compensation surveys. So that investors may understand the kind of
        benchmarking information you used in determining annual executive
        compensation, ensure that you identify each surveyed company that you
        considered for purposes of benchmarking the elements of the named executive
        officers' compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Short-Term Incentives, page 27

5.   On page 28 you state the types of overall business performance factor measures
        the committee established for determining short-term incentive compensation.
        Please also disclose all of the performance targets and threshold levels that must
        be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-

K. To the extent that you believe disclosure of the targets is not required because disclosure would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the targets should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the targets confidential, discuss how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

Similarly address the undisclosed company performance target and threshold levels in the following subsection regarding long-term incentive compensation.

6. You state on page 28 that "MIP 'Individual Performance' modifies the formula-driven award (business results) according to an individual's contribution to Motorola's success" and that the individual performance multipliers range from "0% (no award paid)" to "130% (130% of the formula-driven award)." Yet you do not provide a particular description of the kinds of individual performance measures or the targets and threshold levels that must be reached for payment to each of the named executive officers. Please augment your disclosures as follows:

- Expand your description of the individual performance measures. See Item 402(b)(2)(vii) of Regulation S-K.

- Disclose the targets and threshold levels. To the extent that you believe such disclosure is not required because it would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the targets should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the targets confidential, discuss how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed individual performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b). To the extent the targets are not stated in quantitative terms, explain how the committee determines achievement levels for that performance measure.

- Similarly address the undisclosed individual performance measures and target and minimum threshold levels in the following subsection regarding long-term incentive compensation.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor